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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)*

                                 LookSmart, Ltd.
                    --------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                    --------------------------------------
                         (Title of Class of Securities)

                                  543 442 107
                    --------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                    --------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
X    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all Other provisions of the Act (however, see the Notes).

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CUSIP No.: 543 442 107

1.   Name Of Reporting Person:   Evan Thornley
       S.S. or I.R.S. Identification No. of Above Person:

2.   Check the Appropriate Box if a Member of a Group*

     (A)  [_]
     (B)  [_]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Australia

Number of Shares Beneficially Owned:
------------------------------------

     5.   Sole Voting Power: 1,100,000

     6.   Shared Voting Power:  13,342,000

     7.   Sole Dispositive Power:  1,100,000

     8.   Shared Dispositive Power:  13,342,000

9.   Aggregate Amount Beneficially Owned By Each Reporting Person: 14,442,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*   [_]

11.  Percent of Class Represented by Amount in Row 9:  15.5459%*

12.  Type of Reporting Person:  IN

Item 1.

     (a)  Name of Issuer:  LookSmart, Ltd.
     (b) Address of Issuer's Principal Executive Offices: 625 Second Street, San Francisco, California 94107

Item 2.

     (a)  Name of Person Filing:  Evan Thornley
     (b) Address of Principal Business Office or, if none, Residence: 625 Second Street, San Francisco, California 94107
     (c)  Citizenship:  Australia
     (d)  Title of Class of Securities:  Common Stock
     (e)  CUSIP Number:  543 442 107

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          N/A

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78o.
     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15

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          U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)  [_] An investment advisor in accordance with Section 240.13d-1(b)
          (1)(ii)(E);

     (f)  [_] An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F);
     (g)  [_] A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     (a)  Amount beneficially owned:  14,442,000
     (b)  Percent of class:  15.5459%*
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote:   1,100,000
          (ii)   Shared power to vote or to direct the vote:  13,342,000
          (iii)  Sole power to dispose or to direct the disposition of:
                 1,100,000

          (iv)   Shared power to dispose or to direct the disposition of:
                 13,342,000

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

     [_]  N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.   Identification and Classification of Members of the Group.  N/A

Item 9.   Notice of Dissolution of Group.   N/A

Item 10.  Certification.  N/A

* Based on 92,898,929 shares outstanding as of December 31, 2001.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2002

                                       BY:  /s/ Evan Thornley
                                            ------------------
                                             EVAN THORNLEY


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